Filed Pursuant to Rule 433
Registration Statement Nos. 333-202913 and 333-180300-03

Fact Sheet (J508)
December 22, 2015

Credit Suisse – Knock-Out Notes due July 5, 2017 Linked to the Performance of the EURO STOXX 50® Index

Trade Details & Characteristics
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Pricing Date:	Expected to be December 23, 2015.
Settlement Date:	Expected to be December 29, 2015.
Underlying:	The EURO STOXX 50® Index (Ticker: SX5E <Equity>)
Payment at Maturity:

A cash payment at maturity per $1,000 principal amount of notes equal to $1,000 + the product of $1,000 and:

o  if a Knock-Out Event has not occurred and:

o  the Underlying Return is equal to or less than zero, zero;

o  the Underlying Return is greater than zero, the Underlying Return.

o  if a Knock-Out event has occurred, the Underlying Return.

If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity.

Knock-Out Event:	If the Final Level is less than the Initial Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	Expected to be 23.85%
Underlying Return:	(Final Level – Initial Level) / Initial Level
Initial Level:*	The closing level of the Underlying on the Pricing Date.
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Valuation Dates:†	June 26, 2017, June 27, 2017, June 28, 2017, June 29, 2017 and June 30, 2017 (each a “Valuation Date” and June 30, 2017, the “Final Valuation Date”)
Maturity Date:†	July 5, 2017
Fees:	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $12.50 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $987.50 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.
Return Characteristics
•	If a Knock-Out Event does not occur, at maturity investors will be entitled to receive the principal amount of their notes and will have the opportunity to participate in the appreciation, if any, of the Underlying. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	If a Knock-Out Event occurs, investors will be fully exposed to the depreciation of the Underlying. You could lose your entire investment.

Product Risks
•	Investment may result in a loss of up to 100% of your investment. If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level.
•	The notes do not pay interest.

(continued on the next page)

Hypothetical Payment at Maturity**
Underlying Return	Return on the Notes	Payment at Maturity
100.00%	100.00%	$2,000.00
90.00%	90.00%	$1,900.00
80.00%	80.00%	$1,800.00
70.00%	70.00%	$1,700.00
60.00%	60.00%	$1,600.00
50.00%	50.00%	$1,500.00
40.00%	40.00%	$1,400.00
30.00%	30.00%	$1,300.00
20.00%	20.00%	$1,200.00
10.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-23.85%	0.00%	$1,000.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-70.00%	-70.00%	$300.00
-80.00%	-80.00%	$200.00
-90.00%	-90.00%	$100.00
-100.00%	-100.00%	$0.00

** The table illustrates the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying, assuming a Knock-Out Buffer Amount of 23.85%. The actual Knock-Out Buffer Amount will be determined on the Pricing Date. The hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the Final Level and on whether a Knock-Out Event occurs. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers above have been rounded for ease of analysis.

J.P. Morgan

Placement Agent

* In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be determined on the immediately following trading day on which a closing level is available.

† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•	Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	The notes do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of notes. If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level.

•	Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Underlying, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Level, especially if there is a significant increase in the closing level of the Underlying on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Underlying, if any, between the Pricing Date and the Final Valuation Date.

•	The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

•	Credit Suisse currently anticipates that the value of the notes on the Pricing Date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.

•	The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•	We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent, and hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	In addition to the level of the Underlying on any day, the value of the notes may be influenced by factors such as the expected and actual volatility of the Underlying, the time to maturity of the notes, the dividend rate on the equity securities included in the Underlying, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	Your return on the notes will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying. The return on your investment is not the same as the total return based on the purchase of shares of the equity securities that comprise the Underlying.

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Information

Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 22, 2015, Underlying Supplement dated May 4, 2015, Product Supplement No. JPM-I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315009649/dp61976_424b2-j508.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.